

July 31, 2009

Room 4631

Robin A. Seibert
Vice President – Finance, Chief Financial Officer and Treasurer
Gulf Island Fabrication, Inc.
567 Thompson Road
Houma, Louisiana 70363

       Re: **Gulf Island Fabrication, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2008
               Definitive Schedule 14A filed on March 19, 2009
               File No. 000-22303

Dear Mr. Seibert:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Terence O'Brien
               Accounting Branch Chief